Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 11, 2008 relating to the consolidated financial statements of America First Tax Exempt Investors, L.P. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph regarding management’s estimates for investments without readily determinable fair values) and our report dated March 11, 2008 relating to the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the prospectus, which is part of the Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska

October 20, 2008